[redacted]

SEC 11015842 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2011
Washington, DC
110

SEC FILE NUMBER
8- 47592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Catholic Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 West Wells Street

(No. and Street)

Milwaukee	WI	53233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan G. Lorge (414) 273-6266

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

115 South 84th Street Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CATHOLIC FINANCIAL SERVICES CORPORATION

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2010

BAKER TILLY

Candor. Insight. Results.

OATH OR AFFIRMATION

I, Allan G. Lorge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Catholic Financial Services Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATHOLIC FINANCIAL SERVICES CORPORATION

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Catholic Financial Services Corporation
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Catholic Financial Services Corporation (the "Corporation") as of December 31, 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catholic Financial Services Corporation as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Madison, Wisconsin
February 11, 2011

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Assets	
Cash and cash equivalents	$ 218,136
Prepaid expenses	11,805
Accounts receivable	2,145
Total assets	$ 232,086
Liabilities	
Payables to Catholic Financial Life	$ 14,126
Other accounts payable and accrued expenses	15,465
Total liabilities	29,591
Stockholders' equity:	
Common stock (15,000 shares authorized, 10,900 shares issued and outstanding, $1.00 par value)	10,900
Additional paid-in capital	8,070,222
Accumulated deficit	(7,878,627)
Total stockholders' equity	202,495
Total liabilities and stockholders' equity	$ 232,086

See accompanying notes to financial statements.

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF OPERATIONS
December 31, 2010

Revenues	
Commissions	$ 117,455
Interest and dividends	3
Total revenues	$ 117,458
Expenses	
Support services	$ 128,490
Commissions	54,215
Professional fees	18,913
Equipment and facilities costs	24,678
FINRA fees	21,186
Other	31,598
Total expenses	279,080
Loss before income taxes	(161,622)
Income taxes	-
Net loss	$(161,622)

See accompanying notes to financial statements.

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2010	$ 10,000	$ 7,981,122	$ (7,717,005)	$ 274,117
Issuance of common stock	900	89,100	-	90,000
Net loss	-	-	(161,622)	(161,622)
Balance at December 31, 2010	$ 10,900	$ 8,070,222	$ (7,878,627)	$ 202,495

See accompanying notes to financial statements.

CATHOLIC FINANCIAL SERVICES CORPORATION

STATEMENT OF CASH FLOWS
December 31, 2010

Operating activities	
Net loss	$ (161,622)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	4,739
Decrease in accounts receivable	17,537
Decrease in payables to Catholic Financial Life	(3,319)
Decrease in other accounts payable and accrued expenses	(8,528)
Net cash used in operating activities	(151,193)
Financing activities	
Issuance of common stock	90,000
Net cash provided by financing activities	90,000
Net decrease in cash and cash equivalents	(61,193)
Cash and cash equivalents at beginning of year	279,329
Cash and cash equivalents at end of year	$ 218,136

See accompanying notes to financial statements.

NOTE 1 – Organization Structure

Catholic Financial Services Corporation (the "Corporation") is a majority-owned subsidiary of Catholic Knights Financial Services, Inc. ("CKFSI"), which is wholly owned by Catholic Financial Life. The Corporation is a registered broker-dealer and is a member of Financial Industry Regulatory Authority (FINRA). As a registered broker-dealer, the Corporation's securities business is limited to the sale of mutual funds and variable life insurance or annuities on an application way basis. In 2010, 87% of the Corporation's commission revenues were earned from the American Funds and the Ave Maria Funds. The Corporation has no employees.

There is a revenue-sharing agreement through which the Corporation will earn a 0.25% fee per year on the' assets that remain with the Ave Maria Rising Dividend Fund. This revenue-sharing agreement ended in June 2010. Beginning in July and forward, a selling agreement was established to provide a trailer payment of .25% fee per year on any new assets deposited in to the Ave Maria Funds after March 30, 2007.

Catholic Financial Life has committed to make capital infusions to the Corporation, through CKFSI, to the extent necessary to meet obligations and maintain regulatory capital requirements. The Corporation is economically and financially dependent on Catholic Financial Life.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market mutual funds. Cash equivalents of $212,626 are invested in the FA Prime Obligations Class I Money Market (the Money Market Fund). Shares in the Money Market Fund are valued at the reported net asset value of shares owned by the Corporation at year-end. The shares are classified as Level 1 within the fair value hierarchy.

Federal Income Taxes

The Corporation is included in the consolidated federal income tax return of CKFSI. The Corporation's only deferred tax amounts relate to a deferred tax asset for net operating loss carryforwards for federal and state income tax purposes. The Corporation has recorded a full valuation allowance against the deferred tax asset.

There were no net uncertain tax positions that, if recognized, would affect the effective tax rate at December 31, 2010. The Corporation accrues interest and penalties related to uncertain tax positions in its provision for income taxes. At December 31, 2010, the Corporation had no accrued interest and penalties related to uncertain tax positions.

Revenue Recognition

Commission and sales charge revenues collected from various investors are recorded when earned. Interest and dividends are recorded when earned.

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Corporation has evaluated subsequent events through February 11, 2011 which is the date that the financial statements were approved and available to be issued.

NOTE 3 – Income Taxes

Income tax expense applicable to income consists of the following:

	Year-Ended December 31, 2010
Deferred	
Federal	$ -
State	-
Total Income Tax Expense	$ -

Deferred income tax assets and liabilities reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

The significant components of the Corporation's deferred tax assets and liabilities are as follows:

	At December 31, 2010
Deferred Tax Assets	
Federal NOL Carryover	$ 2,669,427
State NOL Carryover	392,562
	3,061,989
Valuation Allowance	(3,061,989)
Total Deferred Tax Assets	$ -

The Corporation has federal and state net operating loss carryforwards of approximately $7,851,255 at December 31, 2010, which can be used to offset future taxable income. The carryforwards expire between 2013 and 2030. A valuation allowance has been established for the future benefits attributable to the federal and state NOLs as the Corporation has a history of incurring losses and does not project taxable income for the future. There were no income taxes paid or recovered in 2010.

NOTE 3 – Income Taxes (cont.)

The provision for income taxes differs from that computed at the federal statutory corporate tax rate as follows:

	At December 31, 2010	
Income befor income tax expense	$	161,622
Tax expense at statutory rate of 34%	$	54,951
State income tax, net of federal effect		8,081
Change in valuation allowance		(62,889)
Other		(143)
Total income tax expense	$	-
Effective tax rate		0%

NOTE 4 – Related-Party – Transactions

During 2010, employee, facility, equipment, and other direct costs of approximately $162,340 were incurred by the Corporation and provided by Catholic Financial Life in accordance with a resource-sharing agreement. These costs have been included in various line items in the statement of operations.

NOTE 5 – Issuance of Common Stock

In 2010, the Corporation issued 900 additional shares of common stock with a par value of $1.00 to CKFSI. At $100 per share, the Corporation received $90,000 in cash for the issuance.

NOTE 6 – Net Capital and Other Requirements

The Corporation is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Corporation is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as these terms are defined. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Corporation had net capital of $184,937, which was $179,937 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital at December 31, 2010, was .16 to 1.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Stockholders and Board of Directors
Catholic Financial Services Corporation
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Catholic Financial Services Corporation as of and for the year ended December 31, 2010, and have issued our report thereon dated February 11, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Baker Tilly Virchow Krause, LLP

Madison, Wisconsin
February 11, 2011

CATHOLIC FINANCIAL SERVICES CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDENESS
PURSUANT TO RULE 15c3-1
December 31, 2010

Net capital	
Stockholders' equity	$ 202,495
Less nonallowable assets and other deductions:	
Prepaid expenses	11,805
Accounts receivable	1,500
Total nonallowable assets and other deductions	13,305
Net capital before haircuts	189,190
Haircut on money market fund	4,253
Net capital	$ 184,937
Aggregate indebtedness	
Total liabilities	$ 29,591
Capital requirements	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of requirement	179,937
Net capital as above	$ 184,937
Ratio of aggregate indebtedness to net capital	.16 to 1

There were no material differences between the above calculation and the Corporation's calculation of net capital as reflected on the unaudited December 31, 2010, Part 1L4 FOCUS filing.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Catholic Financial Services Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Catholic Financial Services Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FORA BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

The Stockholders and Board of Directors
Catholic Financial Services Corporation
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Catholic Financial Services Corporation (the "Corporation"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Madison, Wisconsin
February 11, 2011